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                               June 1, 2023

       Yongjin Chen
       Chief Executive Officer
       AI Transportation Acquisition Corp
       10 East 53rd Street, Suite 3001
       New York, NY 10022

                                                        Re: AI Transportation
Acquisition Corp
                                                            Amended
Registration Statement on Form S-1
                                                            Filed May 15, 2023
                                                            File No. 333-270558

       Dear Yongjin Chen:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2023 letter.

       Amended Registration Statement on Form S-1

       Cover Page

   1. Your revised disclosure in response to prior comment 1 does not appear to address several elements of that
comment; therefore, we reissue the comment. Please provide prominent disclosure about the
legal and operational risks associated with the Sponsor being located in and a majority of
your executive officers and/or directors being located in or having significant ties
to China. Your disclosure should make clear whether these risks could result in a
material change in your search for a target company and/or the value of the securities you are
registering for sale or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your prospectus summary should
 Yongjin Chen
AI Transportation Acquisition Corp
June 1, 2023
Page 2
      address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameYongjin Chen
                                                            Division of
Corporation Finance
Comapany NameAI Transportation Acquisition Corp
                                                            Office of Real
Estate & Construction
June 1, 2023 Page 2
cc:       Deborrah Klis, Esq.
FirstName LastName